SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-8570

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANDALAY RESORT GROUP

3950 Las Vegas Boulevard South

Las Vegas, Nevada  89119-1000

In accordance with General Instruction A to Form 11-K, the Plan, which is subject to the Employee Retirement Income Security Act of 1974, will, by amendment to this report, file the Financial Statements and schedules required to be included herein within 180 days after the Plan’s fiscal year end.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Mandalay Resort Group,
as Plan Administrator of the Mandalay Employees’ Profit Sharing and Investment Plan

March 3, 2004	By:	LES MARTIN
Les Martin
Vice President, Chief Accounting Officer and Treasurer